INVEST IN **CIVIC**

Platform for social good: connecting people to causes in their community

PITCH VIDEO INVESTOR PANEL



Donate and fundraise
Find and share events
Keep up with what matters
Change your world

civicapp.co New York NY

Technology | Software | Marketplace | Events | Social

LEAD INVESTOR

Jacalyn Champion Managing Director, Golden Seeds

Civic is a revolutionary company that will empower everyday people to make an impact in their community in a novel and exciting way. Civic will make contributing to a cause and acting on your beliefs cool, quick, and easy, at a time where doing so is difficult, frustrating, and time-consuming. As an experienced investor, Civic meets the criteria I look for when investing! Civic's management team has a deep understanding of the space, is extremely motivated to it's success in turning their vision into reality and is seeing accelerated user adoption and growth. Their advisors are experienced and their backing is truly meaningful. Civic is the next big thing!

Invested $25,000 this round & $25,000 previously

Highlights

1. 🥇 World's first social network for social impact
2. 💰 $320B+ market opportunity

2. 💰 $320B+ market opportunity

3. 🚀 Prototype sustained 5% WoW growth for the last 5 months
4. 💥 1400+ events posted to the platform in NYC alone
5. 🤝 12 major non-profits and activist groups registered
6. 💪 Endorsed by major players in field, including Bradley Tusk (Tusk Ventures) and Marc Morial (NUL)

7 🌎 Find events in your area including volunteering, talks, campaigns, demonstrations, and much more!

8 💯 Coming soon, a one-stop shop for social action: donate, connect with others, get engaged!

Our Team



Matias Burdman Co-Founder & CEO

Georgetown BA. Former elected official in DC, representing over 2K constituents to the city government. Ex-ActBlue, the primary fundraising platform for the Democratic Party. Ex-Biden campaign. Passionate about the intersection b/w politics & tech.

> We're building this because civic engagement matters. At Civic, we strongly believe the more people engage with their community, the healthier our society will be, yet today getting involved takes a lot of effort. We've set out to change that with our platform.



Thomas Connelly Co-Founder & COO

Georgetown BS. Ex-Buttigieg Campaign. Former Voting Advocacy Director at GU Votes. Experienced local activist in DC and NYC looking for the cutting edge of civic engagement.

Civic connects you to causes in your area so that you can easily help make the world a better place.

Right now, it's much harder than it should be for anyone looking to make a difference to get involved, and finding volunteers and donors is equally complicated for the organizations trying to positively impact their communities.


It's **hard** to be civically active.
Information about **how to contribute to a cause** spreads through **disconnected pages**, **newsletters**, and **word of mouth**.



Anyone trying to get involved will find that it isn't clear how or where to started. 🚫

Finding out what's going on, who's doing what, and how you can help often takes hours of searching. Information is dispersed and spreads through word of mouth or a variety of disconnected websites and social media pages.



Without a dedicated space for social causes...
No centralized platform for information about civic events
Organizations must compete with all other content on social media
People have a hard time participating in and contributing to the causes they believe in.

We aim to change that by building the world's first dedicated platform for social impact. 🌎

On Civic, you can find and attend events near you, connect with others interested in the same causes, and donate to organizations whose mission aligns with yours—how you make a difference is entirely up to you!



Our solution is the world's only social network for civic engagement, where people can:
Find and share events
Connect with a cause
Discuss and engage
Donate or raise.



💰 Today, over $324B are donated to non-profits, much of which goes through outdated platforms that are hard to use and charge high fees.

This presents an incredible opportunity for Civic to help organizations while taking a small cut for itself.


The market
$324B
donated
by individuals to non-profits
$101B
donated
to organizations targeted by Civic
$5B
target
Donations through Civic
In 2020, 188 million Americans donated to a non-profit

Forward-looking projections cannot be guaranteed.

💥 In our initial target market, we estimate that we could bring in over $100M in revenue.

This doesn't include future revenue streams, such as paid ads, which could be just as profitable in the long-run.


Our Business Model
$5B
donations
2% fee
=
$100M revenue
Also, in the long-run:
MERCHANDISE MARKETPLACE
PAID ADS

Forward-looking projections cannot be guaranteed.

🚀 Our prototype has shown that this could really work.

Right now, Civic's at a very early-stage, having deployed a proof-of-concept prototype just 5 months ago. Despite that and the fact that we had practically **no marketing budget**, we've seen incredibly encouraging results, having sustained the kind of growth that's expected only of the top tier of startups.



Civic traction stats
Almost 1000 users!
5% WoW growth...
For 4+ months!
12 major political
& non-profit groups
1200+ events
added

👏 We have the perfect team for the job.

We have years of combined experience in the political and volunteering worlds, as well as time spent working at ActBlue, **one of the largest donations platforms in the country.**



Meet the team
MATIAS BURDMAN
Co-founder & CEO
ActBlue
Elected official in DC
Biden for President
Georgetown, B.A in Government
THOMAS CONNELLY
Co-founder & COO
Buttigieg Campaign
Voting Advocacy Director, GU Votes
Georgetown, B.S in International Politics

💪 We're backed by some of the smartest players in the field.

Including **Marc Morial**, who's CEO of one of the largest civil rights groups in the country; **Bradley Tusk**, an investor and political strategist who successfully ran Mike Bloomberg's campaign for NYC mayor; and **Laurence Tosi**, the former CFO of Airbnb and Blackstone.


Advisors...
MARC H. MORIAL
CEO, National Urban League
Impact Advisor
BRADLEY TUSK
Founder & CEO, Tusk Ventures
Venture & Strategy Advisor
CATHERINE COLWELL
VP of Technology, Interior Define
Technology Advisor
JACALYN CHAMPION
Managing Director, Golden Seeds
Business Development Advisor
LAURENCE TOSI
Founder/Managing Partner, Westcap
Finance Advisor

🥇 Right now, there isn't anything quite like Civic.

Most information about causes is dispersed through existing social networks, like Twitter and Instagram, making it really hard to find.


Competition
What makes us unique?
On Civic you'll find...
➤ A one-stop shop for civic action
➤ Local, interest-based groups
➤ Donation opportunities
➤ Events to attend and organizations to support
➤ And much more.
everyaction
Mobilize
eventbrite
Meetup
nextdoor
facebook
High
Market Overlap
Low
Low
Solution Overlap
High

We need your help to build this. 👷

If we manage to raise $250K, we'll be in a position to take our platform to the next level. We plan on bringing on a technical lead to implement new features

and feedback, spend money on marketing to accelerate our growth, and much more!


We are seeking $250,000 to fund Civic to Nov. '22.
By then, with those resources, we expect to have:
27K registered users
A clear path to $45M in revenue by 2025
7% week-over-week growth... 25x total
A company that is ready for its seed-round.

Forward-looking projections cannot be guaranteed.

Join us in revolutionizing the way people make an impact. 🙏

Together, we can build Civic... Lets do this!